Form C

Cover Page

Name of issuer:

Reem's Hospitality Group, LLC

Legal status of issuer:

> Form: Limited Liability Company
>
> Jurisdiction of Incorporation/Organization: CA
>
> Date of organization: 3/29/2018

Physical address of issuer:

2901 Mission Street
San Francisco CA 94110

Website of issuer:

http://reemscalifornia.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Class C Units

Target number of securities to be offered:

50,000

Price:

$1.000000

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$500,000.00

Deadline to reach the target offering amount:

4/30/2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

18

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$2,036,042.00	$1,579,062.00
Cash & Cash Equivalents:	$375,233.00	$731,994.00
Accounts Receivable:	$15,844.00	$53,479.00
Current Liabilities:	$412,985.00	$438,182.00
Non-Current Liabilities:	$593,353.00	$1,077,225.00
Revenues/Sales:	$1,948,199.00	$1,943,993.00
Cost of Goods Sold:	$1,847,407.00	$1,741,927.00
Taxes Paid:	$0.00	$0.00

Net Income:	($601,738.00)	($470,441.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Reem's Hospitality Group, LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:
   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

   INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

   ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Reem Assil	Managing Member	Reems Hospitality, LLC	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Reem Assil	Managing Member	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Reem Assil	7400000.0 Common Interests	74.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

It is capital intensive to open a new restaurant. Should we not be able to raise our total (on and off platform) raise amount of $450,000 we may have trouble opening our doors and starting to generate revenue.

While the holders of the Preferred Membership Interests are entitled to the preferential payment of distributions as provided for in the Operating Agreement, the Company cannot guaranty that its Businesses will be successful and that the Company will have sufficient funds available to make distributions. Subject to the terms of the Operating Agreement, all distributions of net profits will be made at the sole and absolute discretion of the Manager after considering the Company's cash flow needs and reasonable reserves for anticipated expenses.

Restaurants and establishments selling food are subject to health and safety regulations. Should we be unable to meet those requirements our ability to operate could be negatively impacted or removed entirely.

We could face delays in permitting which would push back our opening date. Any push back to opening date may cause us to need additional funds.

Recruitment and retention in the food and beverage industry is challenging post COVID. We are looking for a high caliber of employees to be eligible for worker ownership. This could prove challenging in the timeline of opening the flagship.

Wholesale revenue generation is a slower build than traditional retail and catering model. While we have dedicated staff to help sales of accounts there are many variables out of our control in timeline of grocery operators.

The financial projections provided in the Company's Offering materials are based on certain assumptions, including locations of the Businesses, food and beverage consumption by patrons, the number of tables and guests at the Business locations, operating expenses, labor costs, timing of certain events and other matters. The validity and accuracy of these assumptions will depend in large part on future events over which the Manager and the Company will have little or no control. While the assumptions represent the Manager's good faith estimates regarding certain material future events, actual operating results for the Company may be materially less favorable than their projections. The projections identified by date will also differ from actual operations because expansion projects are beginning later than originally anticipated. Prospective investors should not rely on such projections as a guarantee of future operating performance or the timing thereof.

The Company has determined the price for the Preferred Membership Interests it is selling under this Offering based on anticipated costs to operate, acquire, construct and open the Businesses. The Offering price has no relation to the Company's assets, book value, earnings or net worth or any other traditional criteria of value.

The Company currently intends to raise the funds necessary to finance projected operations for the Businesses by selling equity interests and anticipates converting approximately $400,000.00 of existing debt and approximately $1,400,000.00 in SAFEs into equity as set forth herein and in the Operating Agreement. If the Company is unable to sell sufficient Membership Interests or convert its debt into equity, it may be required to seek alternate financing. If additional financing is not available to the Company on acceptable terms, the Company may limit its operations, or it may be forced to cease certain anticipated operations.In addition, the Company may in the future need or desire to obtain additional funds by borrowing money and/or selling additional preferred equity interests or other interests in the Company, which may result in dilution of the Membership Interests to the extent Members (including Preferred Members) do not contribute sums necessary to maintain their ownership interests. The Company currently anticipates it may need to borrow $300,000.00. There is no guarantee that the Company will be able to locate any additional sources for funding or to obtain any equity financing. In this event, the capacity of the Company to undertake its desired activities could be materially and adversely impaired. Additionally, loan payments will take priority over distributions to members and, as such, will have an adverse impact on distributions to the Members.

The success or failure of the Businesses is based on several intangible factors such as how the concept and design will continue to be received by the demographic in which the Company's current businesses are located or how it will be received in any new locations, whether the Businesses will attract and continue to attract patrons and wholesale customers, the Company's ability to attract and retain quality employees and suppliers, adequate capital resources, the effectiveness of its marketing efforts and competition. Although the Manager believes the concept will continue to be looked on favorably and that the Company can provide experienced industry management and operations experience, no assurance can be given that the Businesses will be profitable or that investors will ever receive a return of all or any portion of their investment.

The Manager has complete discretion to control and manage the business operations of the Company and its affiliates or subsidiaries, and the Company will ultimately be managed by the Cooperative as the Managing Member. Although the investors will have limited voting rights on non-operating matters (as specified in the Operating Agreement), all decisions with respect to the ownership, management and operation of the Businesses will be made by the Manager. The investors will not make decisions with respect to the management, disposition or other realization of any asset made by the Company, or other decisions regarding the Company's business and affairs unless otherwise expressly set forth in the Operating Agreement. Accordingly, investors will have a very limited right to influence the decision-making process and will have no real voice in the management of the Company. No person or entity should invest in the Company unless it is willing to rely exclusively on the Manager's judgment and abilities and the ability of the Cooperative to manage the Company once it becomes the Manager. The loss or unavailability to the Company of the current

Manager or, after the Cooperative becomes the Manager, the loss of key officers, directors and/or employees within the Cooperative could have a materially adverse impact on the Company's business prospects and operations.

The Manager currently engages and may continue to engage in other activities of all types and is required to devote to the Company only such time as she reasonably determines is necessary for the proper performance of their duties to the Company and the operation of its business. The Manager will have no duty to account to the Company for profits derived from such other activities, the Company and its Members will have no interest in such activities or operations and an investment in the Company will not be an investment in such other current or future activities or operations.

The Company's business operations at the Businesses require obtaining and maintaining the issuance of various permits from city, county and state authorities and other local governmental agencies, including obtaining approval from the California Department of Alcoholic Beverage Control for liquor licenses at certain locations. Such licenses and permits are issued at the discretion of the issuing authority, and there is no guaranty that all licenses and permits applied for by the Company will be issued. The inability of the Company to receive one or more such permits or licenses may materially and adversely affect the Company's operations. In the meantime, the Company has been and will be incurring expenses in anticipation of such approval.

In general, restaurant and bakery operating costs, such as leasing costs, utilities, insurance, varying lease costs, food and beverage costs and labor costs have increased steadily over the past several years and will likely increase in the future, particularly in light of current Consumer Price Index increases. Although the Company will diligently attempt to defray such increases through cost control measures and by passing such increases on to the customers of the Businesses where practical, it may not be possible to avoid incurring additional operational costs and increased costs as a percentage of sales. Furthermore, many of the Businesses' operating costs are not based on or tied to revenue, and it is therefore possible that any decrease in revenues will likely reduce income and cash flow disproportionately.

During 2020 and 2021, when the Company was most impacted by the COVID-19 pandemic, the Company partnered with World Central Kitchen to prepare and sell meals to feed houseless populations. The Company assumed these we not "sales" for which sales taxes were due but rather $10/meal from a non-profit to subsidize mutual aid work. Instead, sales taxes were payable by the Company. After review and discussion, it was determined that the Company owed approximately $81,000.00 to the CDTFA. The Company has been making payments but the current balance is equal to $69,843.92.

Although the Manager has incorporated projected anticipated wage increases into the Company's financial projections, total labor costs (including any mandated benefits or employer contributions) are difficult to project with any a great degree of certainty, particularly when factoring in overtime or the ability to hire and retain quality employees. To the extent that some or all of such costs do not reflect inflation or future mandated increases or cannot otherwise be reasonably offset by higher revenues or surcharges, as determined by the Manager, these expenses could adversely affect the profitability and/or viability of the Businesses.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 43.5% towards furniture and fixtures for the flagship location, 50% towards working capital for the wholesale side of the business, 6.5% Wefunder Intermediary fee

---

If we raise: **$500,000**

Use of Proceeds: 93.5% towards furniture and fixtures for the flagship location, 6.5% Wefunder Intermediary fee

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Preferred Redeemable Stock; 4 year grace period, then 1.5x principal returned to investors over 6 years.

Class C Units: In lieu of selling all Class A Units, the Company may sell Redeemable Class C Preferred Membership Interests through equity crowdfunding. Each Class C Interest shall be sold on the basis of a one-half of one percent (.5%) Redeemable Class C Preferred Membership Interest for every capital contribution of $50,000.00 ($1.00 per Unit and .00001% Class C Interest per Unit) under a separate offering.

For the first 24-month period described in the Operating Agreement, distributions shall be discretionary. To the extent made during this period, distributions shall be made first, to the Class B Members until they receive 150% of their capital contributions, then to the Class A Members and Class C Members until they receive 150% of their capital contribution, then to the Common Members. When any Preferred Member receives 150% of their capital contribution, they shall no longer be entitled to any share of distributable profits and their remaining Membership Interest shall be immediately redeemed by the Company as set forth in the Operating Agreement.

In the event of a dissolution and liquidation or winding up of the Company before the Preferred Members have received distributions equal to 150% of their investment (including distributions previously received), the Class A Members, Class B Members and Class C Members will receive 100% of net proceeds from liquidation (after all outstanding obligations of the Company are paid in full) on a preferred basis (as described above), proportionately based on their remaining unpaid capital contributions until 150% of their remaining capital contributions are returned; thereafter, the Manager will receive 100% of any remaining net proceeds. A merger or restructuring (in which the Members of the Company do not own a majority of the outstanding interests of the surviving entity) or sale of all of the assets of the Company shall be deemed a liquidation for purposes of such distribution allocations.

Preferred Members have extremely limited voting rights and control.

Securities Issued by the SPV:

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights:

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor:

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability:

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

See exact security attached as Appendix B, Investor Contracts.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.
Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal,
Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:
A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A Preferred	1,755,000	1,755,000	No
Class B Preferred	353,988	353,988	No
Class C	0	0	No
Common Interests	7,400,000	7,400,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion	
Warrants:		
Options:	Total Pool:	Issued:

Describe any other rights:

Class A Units: $2,200,000.00 comprising units for $1.00 each ("Units") with a minimum investment of $50,000.00. Each Unit shall be equal to a .00001% Redeemable Class A Preferred Membership Interest in the Company. Units in increments less than the minimum investment may be sold at the sole discretion of the Manager.
Class B Units: As of February 1, 2024, there is currently approximately $400,000.00 (including accrued interest) in outstanding non-institutional promissory notes made by the Company that will be converted to Class B Interests. Such lenders shall have the right to convert outstanding principal and interest on their promissory notes into Redeemable Class B Preferred Membership Interests on the basis of a one-half of one percent (.5%) Redeemable Class B Preferred Membership Interest for every $50,000.00 ($1.00 per Unit), except and only to the extent the express terms of any such promissory notes made by the Company provide for discounts upon their conversion into equity. Each Class B Unit shall be equal to a .00001% Membership Interest. To the extent that less than $400,000.00 (or such higher sum applicable to such loans with the application of discounts) is converted to Class B Interests, the Company may increase the amount of Class A Interests sold in order to achieve the full financing under this Offering.
Class C Units: In lieu of selling all Class A Units, the Company may sell Redeemable Class C Preferred Membership Interests through equity crowdfunding. Each Class C Interest shall be sold on the basis of a one-half of one percent (.5%) Redeemable Class C Preferred Membership Interest for every

capital contribution of $50,000.00 ($1.00 per Unit and .00001% Class C interest per Unit) under a separate offering.

Voting Rights: Each Member of the Company will have the number of votes equal to the Membership Interest held by such Member without reference to whether it is a Managing Member or a Preferred Member. The Preferred Members will not be involved in the operation of the Company's business and will only vote on a limited number of matters as expressly described in the Operating Agreement, provided that the approval of the Manager and certain Class A Members shall be required for certain matters specified in the Operating Agreement.

Distributions and Redemption: Net profits from operations available for distribution for any period, as defined in the Operating Agreement, will be distributed as follows on the proportionate basis as set forth in the Operating Agreement:

(i) For the first 24-month period described in the Operating Agreement, distributions shall be discretionary. To the extent made during this period, distributions shall be made first, to the Class B Members until they receive 150% of their capital contributions, then to the Class A Members and Class C Members until they receive 150% of their capital contribution, then to the Common Members.

(ii) During the next 24-month period, first, to the Class B Members until they receive 150% of their capital contribution, then to the Class A Members and Class C Members until they receive 150% of their capital contribution, then to the Common Members.

(iii) Thereafter, first to the Class A Members, Class B Members and Class C Members until they receive 150% of their capital contribution, then to the Common Members. When any Preferred Member receives 150% of their capital contribution, they shall no longer be entitled to any share of distributable profits and their remaining Membership Interest shall be immediately redeemed by the Company as set forth in the Operating Agreement.

Liquidation Preference: the event of a dissolution and liquidation or winding up of the Company before the Preferred Members have received distributions equal to 150% of their investment (including distributions previously received), the Class A Members, Class B Members and Class C Members will receive 100% of net proceeds from liquidation (after all outstanding obligations of the Company are paid in full) on a preferred basis (as described above), proportionately based on their remaining unpaid capital contributions until 150% of their remaining capital contributions are returned; thereafter, the Manager will receive 100% of any remaining net proceeds. A merger or restructuring (in which the Members of the Company do not own a majority of the outstanding interests of the surviving entity) or sale of all of the assets of the Company shall be deemed a liquidation for purposes of such distribution allocations.

Participation Rights and Dilution: If, after all Units offered under the Initial Offering are sold, the Company may issue additional Membership Interests, subject to the approvals described in the Operating Agreement, which may include additional Preferred Membership Interests. Members will have the right (but not be obligated) to participate in any future sale of Preferred Membership Interests under the same terms and conditions offered to other investors, in order to maintain their ownership interests. Failure to participate will likely result in dilution of the Members' Membership Interests in the Company and any preferred returns of the Company.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The unitholders** have the right to redeem their securities at any time. Unitholders could decide to force the Company to **redeem** their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common Unit that take into account factors such as the following:

1. unrelated third party valuations of our common unit;
2. the price at which we sell other securities, such as convertible debt or

preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common unit;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	SBA
Issue date	06/18/20
Amount	$150,000.00
Outstanding principal plus interest	$150,000.00 as of 12/30/24
Interest rate	3.75% per annum
Maturity date	06/19/50
Current with payments	Yes

Loan

Lender	Lentegrity Auto Finance
Issue date	02/07/21
Amount	$26,793.00
Outstanding principal plus interest	$10,070.00 as of 12/30/24
Current with payments	Yes

Loan

Lender	Main Street Launch

Lender	Main Street Launch
Issue date	08/01/21
Amount	$44,150.00
Outstanding principal plus interest	$16,955.00 as of 12/30/24
Interest rate	3.6% per annum
Maturity date	11/01/26
Current with payments	Yes

Loan

Lender	inKind
Issue date	10/20/22
Amount	$150,000.00
Outstanding principal plus interest	$104,410.00 as of 12/30/24
Current with payments	Yes

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation Crowdfunding		$124,000	General operations
11/2023	Section 4(a)(2)	SAFE	$1,950,000	General operations
5/2024	Section 4(a)(2)	Priced Round	$825,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Feel the warmth of Arab bread & hospitality

The Company generates revenue through multiple channels, including retail and wholesale bakery operations, and is leveraging its established brand to build a nationally recognized name in consumer-packaged goods supported by multiple satellite locations anchored by a central flagship site. The Company's headquarters are in San Francisco, California, and its current customer base is concentrated in the Bay Area, with plans to expand distribution and operations throughout the United States.

Milestones

Reem's Hospitality Group, LLC was organized in the State of California in March 2018.

Since then, we have:

- Nationally-acclaimed restaurant featured in Bon Appetit, Food & Wine, NYT and SF Chron
- Multi-year nominee for James Beard Award, including 2022 finalist for Outstanding Chef
- Mission-driven enterprise building resilience for workers & their communities
- Award-winning products available at independent retailers across the Bay

Historical Results of Operations

.

- *Revenues & Gross Margin.* For the period ended December 31, 2025, the Company had revenues of $1,948,199 compared to the year ended December 31, 2024, when the Company had revenues of $1,943,993. Our gross margin was 5.17% in fiscal year 2025, and 10.39% in 2024.

- *Assets.* As of December 31, 2025, the Company had total assets of $2,036,042, including $375,233 in cash. As of December 31, 2024, the Company had $1,579,062 in total assets, including $731,994 in cash.

- *Net Loss.* The Company has had net losses of $601,738 and net losses of $470,441 for the fiscal years ended December 31, 2025 and December 31, 2024, respectively.

- *Liabilities.* The Company's liabilities totaled $1,006,338 for the fiscal year ended December 31, 2025 and $1,515,407 for the fiscal year ended December 31, 2024.

Liquidity & Capital Resources

To-date, the company has been financed with $633,943 in debt, $825,000 in equity, and $1,950,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 24 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Reem's Hospitality Group, LLC cash in hand is $25,000, as of July 2025. Over the last three months, revenues have averaged $104,000/month, cost of goods sold has averaged $76,000/month, and operational expenses have averaged $25,000/month, for an average net margin of $3,000 per month. Our intent is to be profitable in 24 months.

This LLC owns two other subsidiaries-- our current restaurant and ferry building kiosk operations. In December 2024 a new equity of the firm took over the Ferry Building and unexpectedly informed us with 2 month notice that they do not wish to renegotiate our lease. This has caused us to go small after layoffs and focus on our Mission location was playing the role of the commissary for that Ferry Building location. Thankfully in 2025 we have made up for that loss of internal commissary wholesale income in both increased wholesale and catering from our Mission location. The sales continue to go on an upward trend in the Mission and we are confident that this will yield $1.2-1.4 mill in revenue over the coming year, while incurring approximately $1.02M-$1.19M in expenses in the same period. Our expectation is that the new location will not be launched until the end of 2025. So we are leaning hard into the Mission operation and gearing up for wholesale accounts in the new bakery.

Our business is currently about break even after a lot of work to scale back costs and improve the business model in the midst of a grueling recession. We made many necessary changes in terms of cost structures. The capital related to wefunder is to set up our flagship bakery for success so that we can launch robust catering and wholesale and not rely solely on foot traffic for operations.

Our restaurant revenue has been trending upwards this year as events and catering are picking up.

We are pursuing an additional $1.25M raised outside of Wefunder. That money will come from "traditional" investors, as well as non-traditional ones.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Reem Assil, certify that:

(1) the financial statements of Reem's Hospitality Group, LLC included in this Form

are true and complete in all material respects ; and

(2) the financial information of Reem's Hospitality Group, LLC included in this

Form reflects accurately the information reported on the tax return for Reem's

Hospitality Group, LLC filed for the most recently completed fiscal year.

Reem Assil
Managing Member

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers,

their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

  i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
  ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
  iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

  i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
  ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
  iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

  i. at the time of the filing of this offering statement bars the person from:

    A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
    B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
    C. engaging in savings association or credit union activities? ☐ Yes ☑ No

  ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

  i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
  ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
  iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

  i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
  ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://reemscalifornia.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement
Reem's California FINAL

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Reem Assil

Appendix E: Supporting Documents

ttw_communications_104031_002936.pdf



Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement

Reem's California FINAL

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Reem Assil

Appendix E: Supporting Documents

ttw_communications_104031_002936.pdf

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ **I verify the Form C is 100% accurate**
☑ **I agree to the Wefunder Listing Agreement**
☑ **I agree to the Lead Investor Agreement**
☑ **I agree to the Rule 3a-9 Undertakings Agreement**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Reem's Hospitality Group, LLC

By

Reem Assil

Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Reem Assil

Founder

Founder
2/6/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.